DRIEHAUS CAPITAL MANAGEMENT FOR IMMEDIATE RELEASE Media Contact: Bradley Dawson Vice President, Marketing and Product Development 312.587.3844 bdawson@driehaus.com	25 East Erie Street Chicago, IL 60611-2703 www.driehaus.com News Release

Driehaus Capital Management Issues Statement on Acquisition of Carmike Cinemas, Inc.

CHICAGO, Ill., March 24, 2016 – Driehaus Capital Management, a Chicago-based investment adviser of funds that own 1,805,478 shares of Carmike Cinemas, Inc. (NASDAQ: CKEC), today issued the following statement:

AMC Entertainment Holding's (AMC) prospective purchase of Carmike Cinemas, Inc. (CKEC) is a unique opportunity for AMC to gain substantial scale and accrue meaningful strategic benefits from a highly complementary asset.

But despite the logic of the transaction, the value it creates does not appear to be shared equitably. Namely, we believe that AMC's $30.00 per share offer meaningfully undervalues Carmike Cinemas, which we estimate to be worth between $43.50 and $47.25 per share in this cash-out merger.

Sincerely,

K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Alternative Strategies	Assistant Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

About Driehaus Capital Management

Driehaus Capital Management LLC ("Driehaus") is a privately-held, independent investment adviser with $8.1 billion in assets under management as of February 29, 2016. The firm manages global, emerging markets, and US growth equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit www.driehaus.com.
This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus as of March 24, 2016 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.